APPENDIX B:
HISTORICAL FINANCIAL STATEMENTS
(UNAUDITED)

Prime Time Grilled Cheese LLC
Income Statement - unaudited
For the period ended 9/30/19

	Current Period	Prior Period
	1/1/19 to 9/30/19	4/20/18 to 12/31/18
REVENUES		
Sales	$ 75,984.75	$ 32,756.78
Fees	(1,085.10)	(327.01)
TOTAL REVENUES	**74,899.65**	**32,429.77**
COST OF GOODS SOLD		
Cost of Sales	11,964.79	5,133.90
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	11,964.79	5,133.90
GROSS PROFIT (LOSS)	62,934.86	27,295.87
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	-	-
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Miscellaneous Expense	-	-
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	-	-

OPERATING PROFIT (LOSS)	62,934.86	27,295.87
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ 62,934.86	$ 27,295.87

Prime Time Grilled Cheese LLC
Balance Sheet - unaudited
For the period ended 9/30/19

	Current Period	Prior Period
	01/2019-09/2019	07/2018-12/2018
ASSETS		
Current Assets:		
Cash	$ 3,922.00	$ 5,000.00
Petty Cash	100.00	200.00
Accounts Receivables	-	-
Inventory	1,000.00	1,000.00
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	5,022.00	6,200.00
Fixed Assets:		
Land	-	-
Buildings	-	-
Furniture and Equipment	9,200.00	9,200.00
Computer Equipment	1,100.00	-
Vehicles	22,000.00	32,000.00
Less: Accumulated Depreciation	(5,000.00)	(10,000.00)
Total Fixed Assets	27,300.00	31,200.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 32,322.00	$ 37,400.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	1,860.00	1,200.00
Sales Tax Payable	1,400.00	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-		-
Total Current Liabilities		3,260.00		1,200.00
Long-Term Liabilities:				
Notes Payable		-		-
Mortgage Payable		-		-
Less: Current portion of Long-term debt		-		-
Total Long-Term Liabilities		-		-
EQUITY				
Shareholders' Equity		29,062.00		36,200.00
Total Equity		29,062.00		36,200.00
TOTAL LIABILITIES & EQUITY	$	**32,322.00**	$	**37,400.00**

Prime Time Grilled Cheese LLC
Statement of Cash Flow - unaudited
For the period ended 9/30/19

	Current Period	Prior Period
	1/1/19 to 9/30/19	4/20/18 to 12/31/18
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	62,935	27,296
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	62,935	27,296
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	62,935	27,296
CASH - BEGINNING	-	-
CASH - ENDING	62,935	27,296

I, <u>Alexander Pichardo</u>, certify that:

(1) The financial statements of Prime Time Grilled Cheese, LLC included in this Form are true and complete in all material respects; and

(2) The tax return information of Prime Time Grilled Cheese, LLC have not been included in this Form as Prime Time Grilled Cheese, LLC was formed on 4/20/18 and has not filed a tax return to date.

Signature: *Alexander Pichardo*
DocuSigned by:
562755080CE7493...

Name: <u>Alexander Pichardo</u>

Title: <u>Prime Time Grilled Cheese</u>